Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2013 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 December 2013 at 8:30 a.m for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 11 November 2013 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	to consider and approve the re-election and election of Directors for the seventh session of the Board;

1.1	to consider and approve the re-election of Mr. Si Xian Min as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.2	to consider and approve the re-election of Mr. Wang Quan Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.3	to consider and approve the re-election of Mr. Yuan Xin An as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.4	to consider and approve the re-election of Ms. Yang Li Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

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1.5	to consider and approve the re-election of Mr. Tan Wan Geng as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.6	to consider and approve the re-election of Mr. Zhang Zi Fang as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.7	to consider and approve the re-election of Mr. Xu Jie Bo as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.8	to consider and approve the re-election of Mr. Li Shao Bin as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.9	to consider and approve the re-election of Mr. Wei Jin Cai as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.10	to consider and approve the re-election of Mr. Ning Xing Dong as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.11	to consider and approve the re-election of Mr. Liu Chang Le as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.12	to consider and approve the election of Mr. Tan Jin Song as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

2.	to consider and approve the re-election of Supervisors for the seventh session of the Supervisory Committee;

2.1	to consider and approve the re-election of Mr. Pan Fu as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

2.2	to consider and approve the re-election of Mr. Li Jia Shi as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

2.3	to consider and approve the re-election of Ms. Zhang Wei as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

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3.	to consider and approve the financial services framework agreement dated 8 November 2013 entered into between Southern Airlines Group Finance Company Limited and the Company;

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as a special resolution:

4.	THAT the following amendments to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of Board of Directors and the Procedural Rules of Supervisory Committee) be and are hereby approved:

(1)	Articles of Association

Article 5

Original:

“Address of the Company:	Guangzhou Economic & Technology Development Zone, Guangdong Province, the PRC
Telephone No.:	(020) 86123303
Facsimile No.:	(020) 86644623”

To be amended as:

“Address of the Company:	House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province

Zip code:	510730”

Clause 1 of Article 160

Original:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise twelve members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

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(2)	The Procedural Rules of the Shareholders’ General Meeting

Clause 1 of Article 31

Original:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

To be amended as:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

New content is added as Clause 2 of Article 60

“Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.”

Article 73

Original:

“The directors, supervisors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

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To be amended as:

“The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.”

(3)	The Procedural Rules of Board of Directors

Clause 1 of Article 35

Original:

“The Board of Directors shall comprise twelve members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Board of Directors shall comprise thirteen members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

Item (13) of Clause 1 of Article 36

Original:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager and Chief Financial Officer and Chief Economist, Chief Engineer and Chief Pilot of the Company based on the nomination by the general manager.”

To be amended as:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration.”

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Article 61

Original:

“The Chairman of the Board of Directors shall convene an extraordinary board meeting within ten working days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

(8)	requested to be convened by the securities regulatory organ;

(9)	otherwise provided by the Articles of Association.”

To be amended as:

“The Chairman of the Board of Directors shall convene and preside over an extraordinary board meeting within ten days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

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(8)	requested to be convened by the securities regulatory organ;

(9)	otherwise provided by the Articles of Association.”

Clause 1 of Article 63

Original:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax or email, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax or email, five days before the date of the proposed meeting;”

To be amended as:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting;”

Clause 1 of Article 64

Original:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the materials necessary for the directors to vote in the meeting;

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(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.”

To be amended as:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the date of the notice. The materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.”

(4)	the Procedural Rules of Supervisory Committee

New contents is added as item (9), (10), (11) and (12) of Clause 1 of Article 10

“(9)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10)	The person is not a natural person;

(11)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.”

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New contents is added as item (9) of Clause 1 of Article 23

“(9) To represent the Company in negotiation with or bringing an action against a director;”

The original item (9) is renumbered subsequently as item (10).

New contents is added as item (7) and (8) of Clause 1 of Article 34

“(7)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(8)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;”

The original item (7) and (8) are renumbered subsequently as item (9) and (10), respectively.

New contents is added as item (5) of Clause 1 of Article 44

“(5) to make audit opinion for the connected transactions of the Company;”

The original item (5), (6), (7) and (8) are renumbered subsequently as item (6), (7), (8) and (9), respectively.

Article 45

Original:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

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To be amended as:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be properly kept as a file of the Company for ten years.”

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 November 2013

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of Monday, 25 November 2013 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 6 December 2013, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notices of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

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c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 25 November 2013.

d.	26 November to 26 December 2013 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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